Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2011 Results

Delivers Year-Over-Year Revenue and Adjusted EBITDA Growth of 1% and 6%

Awarded Video Franchise to Offer its Hawaiian Telcom TV Service

HONOLULU (Monday, August 15, 2011) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported results for its second quarter ended June 30(1).  The highlights are as follows:

•                  Revenue totaled $100.7 million, up 1 percent year-over-year.

•                  Adjusted EBITDA(2) of $31.8 million, a 6 percent increase from $30.1 million a year ago.

•                  Generated net income of $6.7 million, or $0.61 per diluted share.  Excluding one-time charges totaling approximately $2.2 million related to a reduction-in-force and lease termination costs associated with the closure of its remaining retail stores, net income was $8.9 million, or $0.81 per diluted share.

•                  Continued improvement in year-over-year access line loss to 5.3 percent, compared to 7.4 percent in second quarter 2010, and 8.3 percent in second quarter 2009.

•                  Added approximately 4,500 high-speed Internet (HSI) subscribers year-over-year nearly double second quarter 2009 year-over-year growth of approximately 2,250.

•                  Added 2,100 residential bundles, driving residential bundle penetration to 38 percent, up from 36 percent in the prior quarter.

“I am pleased with the solid results we were able to deliver in the second quarter, primarily the year-over-year growth in revenues and adjusted EBITDA, as well as the investment we continue to make in our network to support the growth opportunities in our marketplace,” said Eric. K. Yeaman, Hawaiian Telcom’s president and CEO.  “These results provide a solid foundation to build upon and are the direct result of our employees’ commitment to the execution of our strategic plan.”

“Hawaiian Telcom was awarded its video franchise at the end of the second quarter and we have since begun a staged launch of our TV service on Oahu.  The commercial launch of Hawaiian Telcom TV is a significant milestone for our Company.  It allows us to offer choice and deliver a world-class TV service to the people of Hawaii and enhances the attractiveness of our bundle offers to drive growth in our overall consumer business,” said Yeaman.

“In the business market, we continue to experience solid growth in our IP-based services.  In the second quarter we launched several new bundles tailored to small and medium-sized businesses that leverage these services and strengthen our position as Hawaii’s leading end-to-end solutions provider.  In addition, we continue to grow our wholesale business primarily through the deployment of fiber facilities to wireless cell sites to support the increased demand for network capacity from national wireless carriers as a result of the significant growth in wireless data usage by consumers and businesses,” Yeaman added

“Overall, we continue to make good progress in the execution of our strategy to profitably grow our business, deliver superior service to our customers, and improve our financial performance with the goal of increasing value for our shareholders.” concluded Yeaman.

Second Quarter 2011 Results

Second quarter revenue was $100.7 million, an increase of 1 percent from $99.6 million in the comparable period a year ago, due primarily to equipment sales and growth from new business products, as well as data transport demand from wireless carriers, partially offset by the impact from access line loss.  Adjusted EBITDA was $31.8 million, an increase of 6 percent year-over-year, due primarily to lower operating expenses as a result of various cost improvement initiatives.  The Company generated net income of $6.7 million, or $0.61 per diluted share.

Excluding one-time charges totaling approximately $2.2 million related to a reduction-in-force and lease termination costs associated with the closure of its remaining retail stores, net income was $8.9 million, or $0.81 per diluted share.  The reduction-in-force and lease terminations were taken to realign the Company’s workforce and operations to better support the implementation of the Company’s strategic plan and are expected to yield annual savings of approximately $3 million.

Second quarter local services revenue was $36.7 million, down 6.5 percent from the same period a year ago, primarily due to the 5.3 percent year-over-year decline in access lines, as well as a slight reduction in average revenue per line.

Second quarter network access services revenue was $33.3 million, up 1 percent from the same period a year ago, driven principally by a 7 percent year-over-year increase in special access revenue, partially offset by declines in retail subscriber line and switched access revenue.  Special access revenue growth was driven by higher demand for network capacity from the wireless carriers and growth from IP-based business products.

Revenue from long distance services was $8.0 million in the second quarter, down 10 percent from the same period a year ago, due to a 5.4 percent year-over-year decline in long distance lines and a decline in average revenue per line as a result of lower minutes of use from increased customer migration to wireless and VoIP based technologies for long distance calling.

Second quarter HSI revenue was $8.8 million, up 2.6 percent from the same period a year ago, driven by a 4.6 percent year-over-year increase in HSI subscribers, partially offset by a slight reduction in average rate per unit.  Second quarter other services and sales revenue was $12.8 million, up $4.2 million from the same period a year ago, driven primarily by higher levels of sales and installations of customer premise equipment.

Operating expenses, exclusive of depreciation and amortization and one-time charges, were unchanged year-over-year at approximately $70 million.  One-time charges of $2.2 million were primarily related to a provision for costs associated with the above-referenced reduction-in-force and certain lease termination costs associated with the closure of the Company’s remaining retail stores.  Additionally, the second quarter had lower costs related to various IT outsourcing contracts and employee pension and other benefits, as well as a decline in bad debt costs associated with improved collections efforts and bad debt recoveries, offset by increased direct cost of goods related to higher equipment sales and higher energy costs.

Capital expenditures totaled $35.4 million for the six-months ended June 30, 2011, up 22 percent from $29.0 million for the six-month period a year ago due primarily to the deployment of fiber to various wireless cell sites to support the upgrade to 4G and future growth opportunities.

At the end of second quarter 2011, the Company had $77.3 million in cash and cash equivalents compared to $81.6 million at the end of 2010.  Net Debt(3) was $222.7 million, resulting in a Net Debt to Adjusted EBITDA ratio for the last twelve months ended June 30, 2011 of 1.91x.

Conference Call

The Company will host a conference call to discuss its second quarter 2011 results at 2:00 p.m. (Eastern Time) or 8:00 a.m. (Hawaii Time) on Monday, August 15th, 2011.

To access the call, participants should dial (866) 383-8119 (US/Canada), or (617) 597-5344 (International) five minutes prior to the start of the call and enter passcode 49485169.

Live webcast of the conference call will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 11:59 p.m. (Hawaii Time) August 22nd, 2011.  Access the replay by dialing (888) 286-8010 and entering passcode 95421779.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 95421779.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expects”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2010 Annual Report on Form 10-K. The information contained in this release is as of August 15, 2011. It is anticipated that subsequent events and developments may cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  The Company emerged from Chapter 11 as of October 28, 2010 and adopted fresh-start reporting as of October 31, 2010.  References to “Predecessor” refer to the Company prior to and on October 31, 2010. References to “Successor” refer to the Company after October 31, 2010 after giving effect to the plan of reorganization and application of fresh-start reporting. As a result of the application of fresh-start reporting, the Successor’s financial statements are not comparable with the Predecessor’s financial statements. However, for purposes of the discussion of the results of operations, the Successor results for the three-month and six-month periods ended June 30, 2011 have been compared to the Predecessor results for the three-month and six-month periods ended June 30, 2010. In this press release, we will disclose the fresh-start and other impacts on our results of operations that vary from historical Predecessor periods to aid in the understanding of our performance.

(2)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Successor		Predecessor
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2010

Operating revenues	$100,744	$199,250	$99,621	$199,874

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,960	82,530	39,426	79,614
Selling, general and administrative	30,382	60,518	30,937	63,511
Depreciation and amortization	15,212	30,517	42,367	84,671

Total operating expenses	87,554	173,565	112,730	227,796

Operating income (loss)	13,190	25,685	(13,109)	(27,922)

Other income (expense):
Interest expense (contractual interest was $19,002 and $37,595 for the three and six months ended June 30, 2010, respectively)	(6,235)	(12,494)	(7,147)	(13,905)
Interest income and other	17	30	35	30

Total other expense	(6,218)	(12,464)	(7,112)	(13,875)

Income (loss) before reorganization items and income tax provision	6,972	13,221	(20,221)	(41,797)

Reorganization items	239	950	2,080	3,827

Income (loss) before income tax provision	6,733	12,271	(22,301)	(45,624)

Income tax provision	—	—	—	—

Net income (loss)	$6,733	$12,271	$(22,301)	$(45,624)

Net income (loss) per common share -
Basic	$0.66	$1.21	$(52.11)	$(106.60)
Diluted	$0.61	$1.12	$(52.11)	$(106.60)

Weighted average shares used to compute net income (loss) per common share -
Basic	10,138,572	10,138,137	428,000	428,000
Diluted	11,023,118	10,978,578	428,000	428,000

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2011	2010

Assets

Current assets
Cash and cash equivalents	$77,309	$81,647
Receivables, net	41,212	39,222
Material and supplies	7,138	8,431
Prepaid expenses	6,147	5,707
Other current assets	1,179	4,566
Total current assets	132,985	139,573
Property, plant and equipment, net	469,739	459,781
Intangible assets, net	42,265	43,315
Other assets	3,688	3,367

Total assets	$648,677	$646,036

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$22,511	$24,162
Accrued expenses	22,054	28,752
Advance billings and customer deposits	14,394	14,948
Other current liabilities	3,673	2,810
Total current liabilities	62,632	70,672
Long-term debt	300,000	300,000
Employee benefit obligations	91,230	94,453
Other liabilities	2,745	2,119
Total liabilities	456,607	467,244

Commitments and contingencies

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,138,600 and 10,135,063 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	101	101
Additional paid-in capital	163,190	162,169
Accumulated other comprehensive income	13,379	13,393
Retained earnings	15,400	3,129
Total stockholders’ equity	192,070	178,792

Total liabilities and stockholders’ equity	$648,677	$646,036

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Successor	Predecessor
	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010

Cash flows from operating activities:
Net income (loss)	$12,271	$(45,624)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	30,517	84,671
Employee retirement benefits	(3,223)	2,935
Provision for uncollectibles	790	3,104
Stock based compensation	972	39
Interest cost added to loan principal	—	6,906
Reorganization items	950	3,827
Changes in operating assets and liabilities:
Receivables	(4,279)	1,283
Material and supplies	1,293	(1,500)
Prepaid expenses and other current assets	2,947	(5,118)
Accounts payable and accrued expenses	(8,267)	2,927
Advance billings and customer deposits	(554)	598
Other current liabilities	863	173
Other	(962)	316
Net cash provided by operating activities before reorganization items	33,318	54,537
Operating cash flows used by reorganization items	(2,292)	(11,933)
Net cash provided by operating activities	31,026	42,604

Cash flows used in investing activities:
Capital expenditures	(35,413)	(28,950)
Net cash used in investing activities	(35,413)	(28,950)

Cash provided by financing activities:
Proceeds from sale of common stock	49	—
Net cash provided by financing activities	49	—

Net change in cash and cash equivalents	(4,338)	13,654
Cash and cash equivalents, beginning of period	81,647	96,550

Cash and cash equivalents, end of period	$77,309	$110,204

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$12,569	$6,546
Non-cash investing activities - receipt of equipment for settlement of receivable or for capital lease	2,250	—

Hawaiian Telcom Holdco, Inc.

Consolidated Quarterly Revenue by Category

(Dollars in thousands, unaudited)

For Three Months

	Successor	Predecessor
	Three	Three
	Months Ended	Months Ended
	June 30,	June 30,	Change
	2011	2010	Amount	Percentage

Wireline Services
Local services	$36,690	$39,231	$(2,541)	-6.5%
Network access services	33,322	33,093	229	0.7%
Long distance services	8,013	8,912	(899)	-10.1%
High-Speed Internet and other Internet	8,779	8,556	223	2.6%
Other services and sales	12,843	8,640	4,203	48.6%
	99,647	98,432	1,215	1.2%
Other	1,097	1,189	(92)	-7.7%

	$100,744	$99,621	$1,123	1.1%

For Six Months

	Successor	Predecessor
	Six	Six
	Months Ended	Months Ended
	June 30,	June 30,	Change
	2011	2010	Amount	Percentage

Wireline Services
Local services	$74,078	$79,649	$(5,571)	-7.0%
Network access services	67,601	65,798	1,803	2.7%
Long distance services	16,651	17,708	(1,057)	-6.0%
High-Speed Internet and other Internet	17,546	17,111	435	2.5%
Other services and sales	21,168	17,180	3,988	23.2%
	197,044	197,446	(402)	-0.2%
Other	2,206	2,428	(222)	-9.1%

	$199,250	$199,874	$(624)	-0.3%

Hawaiian Telcom Holdco, Inc.

Schedule of Quarterly Adjusted EBITDA Calculation

(Dollars in thousands, unaudited)

	Successor		Predecessor
	Three	Six	Three	Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2011	2010	2010

Net income (loss)	$6,733	$12,271	$(22,301)	$(45,624)
Income tax benefit	—	—	—	—
Interest expense and other income and expense, net	6,218	12,464	7,112	13,875
Reorganization items	239	950	2,080	3,827
Depreciation and amortization	15,212	30,517	42,367	84,671
Non-cash stock compensation	661	972	20	39
EBITDA	29,063	57,174	29,278	56,788
Non-recurring costs	560	1,048	869	1,478
Severance and lease termination costs	2,200	2,200	—	—

Adjusted EBITDA	$31,823	$60,422	$30,147	$58,266

Hawaiian Telcom Holdco, Inc.

Total Net Debt to Last Twelve Months (“LTM”) Adjusted EBITDA Ratio

(Dollars in thousands, unaudited)

Long-term debt as of June 30, 2011	$300,000
Less cash on hand	(77,309)
Total Net Debt as of June 30, 2011	$222,691

LTM Adjusted EBITDA as of June 30, 2011	$116,683

Total Net Debt to Adjusted EBITDA	1.91x

Hawaiian Telcom Holdco, Inc.

Volume Information

June 2011 compared to June 2010

	June 30,	June 30,	Change
	2011	2010	Number	Percentage

Voice access lines
Residential	232,344	250,232	(17,888)	-7.1%
Business	191,466	197,579	(6,113)	-3.1%
Public	4,717	4,795	(78)	-1.6%
	428,527	452,606	(24,079)	-5.3%

High-Speed Internet lines
Residential	83,242	79,039	4,203	5.3%
Business	16,934	16,576	358	2.2%
Wholesale	1,173	1,259	(86)	-6.8%
	101,349	96,874	4,475	4.6%

Long distance lines
Residential	142,416	152,735	(10,319)	-6.8%
Business	77,775	80,148	(2,373)	-3.0%
	220,191	232,883	(12,692)	-5.4%

June 2011 compared to March 2011

	June 30,	March 31,	Change
	2011	2011	Number	Percentage

Voice access lines
Residential	232,344	237,507	(5,163)	-2.2%
Business	191,466	193,216	(1,750)	-0.9%
Public	4,717	4,762	(45)	-0.9%
	428,527	435,485	(6,958)	-1.6%

High-Speed Internet lines
Residential	83,242	83,293	(51)	-0.1%
Business	16,934	16,716	218	1.3%
Wholesale	1,173	1,182	(9)	-0.8%
	101,349	101,191	158	0.2%

Long distance lines
Residential	142,416	145,448	(3,032)	-2.1%
Business	77,775	78,685	(910)	-1.2%
	220,191	224,133	(3,942)	-1.8%